UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                     WASHINGTON, D.C. 20549
                                          FORM 5


ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.

Form 4 or Form 5 obligations may continue. See Instructions 1(b).

( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported

1. Name and Address of Reporting Person


   Harrison           Paul                 W.
-----------------------------------------------------
   (Last)            (First)            (Middle)

  9040 Roswell Road, Suite 470
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                     (Street)

  Atlanta               Georgia         30350
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   (City)               (State)         (Zip)


2. Issuer Name and Ticker or Trading Symbol

     HealthWatch, Inc. (HEAL)

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year

   December 1997

5. If Amendment, Date of Original (Month/Year)

   __________________________________________________________________

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

    Chairman
   --------------------------------------------------


7. Individual or Joint/Group Reporting (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock                 12/29/  J   2,000,000          (A) <F1>        2,000,000           (I)    Through Paul Harrison
                                97                                                                      Enterprises, Inc. ("PHE")
                                                                                                        <F2>
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Options to Buy           <F1>    12/29/ J    1,600,000   (A) Immed. 4/10/  Common Stock 1,600, --      --          (I)  --
                                  97                                 98                  000
Stock Options            .53125  10/10/ A      750,000   (A) <F3>  10/10/  Common         750, --      --          (D)  --
                                  97                                 04    Stock          000

___________________________________________________________________________________________________________________________________|

Explanation of Responses:

<F1>  2,000,000 shares of Issuer's common stock were acquired in exchange for
      500,000 shares of the common stock of HALIS, Inc. In addition, an option to acquire 1,600,000 shares of the Issuer's common stock for 400,000 shares of common stock of HALIS, Inc. was granted to PHE.

<F2>  Mr. Harrison beneficially owns all of the shares PHE by virtue of his position as President of this entity, holding the power to vote such shares. Mr. Harrison, however, has a pecuniary interest of 46.42% in PHE. Accordingly, Mr. Harrison disclaims a pecuniary interest in 1,071,600 shares of HealthWatch, Inc. stock held by PHE.

<F3>  350,000 options are immediately exercisable; 400,000 options are exercisable on 10/10/2001, but are subject to acceleration if certain performance goals are satisfied.

SIGNATURE OF REPORTING PERSON


 /s/ Paul W. Harrison                              2/16/98
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Paul W. Harrison
Signature of Reporting Person                    Date